Exhibit 4.3

NOKIA LETTERHEAD                                                           1 (5)




NOKIA STOCK OPTION PLAN 2003


I TERMS AND CONDITIONS OF STOCK OPTIONS

1. Stock Options to be Issued
Nokia Corporation ("Company") will issue the maximum of 94 600 000 stock options entitling to the subscription for the maximum of 94 600 000 of the Company's newly issued shares (the "Shares" or "Share" as the case may be) with a par value of EUR 0.06 each.

The stock options will be offered to selected key persons of Nokia Group and to a wholly owned subsidiary of the Company (the "Subsidiary") to be offered to selected key persons of Nokia Group. It is proposed that shareholders' pre-emptive rights to the share subscription be disapplied since the stock options are intended to incite the selected key persons of Nokia Group.

The subscription period for the stock options to be issued as defined above will expire as of February 28, 2005 or any earlier date as determined by the Board of Directors of the Company (the "Board of Directors").

2. Stock Option Categories and Lots
Of the 94 600 000 stock options to be issued by the Company 47 300 000 will be denoted as "2003" stock options and 47 300 000 will be denoted as "2004" stock options.

The 2003 and 2004 stock options will be divided into sub-categories so that the stock options that have equal share subscription price as well as expiry date of the share subscription period (as defined in Section II.3 below) form one sub-category. The Board of Directors will determine how the 2003 and 2004 stock options will be divided within the sub-categories. The sub-categories will be denoted with a title that indicates the category and the basis for the pricing of the stock option, for example "2003 2Q" or "2004 1Q" regarding quarterly priced stock options and "2003 9M" or "2004 12M" regarding monthly priced stock options.

Each sub-category of the 2003 stock options will be further divided into 13 lots in accordance with their respective share subscription periods so that the first lot forms 25 % of the number of stock options under each stock option sub-category. The remaining 12 lots are of equal size each consisting of approximately 6,25 % of the number of stock options within the relevant stock option sub-category. The Board of Directors will resolve later how the 2004 stock options will be divided into lots according to their respective share subscription periods.

3. Distribution of Stock Options
The Board of Directors will resolve on the distribution of the stock options to the selected key persons of Nokia Group (the "Participants") and the Subsidiary. The stock options held by the Subsidiary may be allocated to the Participants in accordance with the resolution of the Board of Directors.

The Company will notify each Participant of the allocation of stock options to the Participant.

The Company will retain the stock option certificates until the share subscription.

4. Price of the Stock Options
The stock options will be issued free of charge.


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NOKIA Letterhead                                                           2 (5)




5. Non-Transferability
The stock options are non-transferable to a third party by the Participant and may be exercised for share subscription only.

Should the stock options be redeemed pursuant to Section I.6 below, the Company may reallocate the redeemed and priced stock options to other Participants in accordance with the resolution of the Board of Directors.

6. Other Restrictions in the Rights Pertaining to the Stock Options
Should a Participant cease to be employed by Nokia Group for any reason other than retirement or permanent disability, as defined by the Company, or death, the Company is entitled to redeem free of charge those stock options of such Participant for which the share subscription period referred to in Section II.2 has not yet commenced as at the last day of such Participant's employment. In addition, the Company is entitled to redeem free of charge from such Participant those stock options, for which as at the last day of the Participant's employment, the share subscription period has already commenced, but which remain unexercised at such date.

The Company may resolve that in cases of voluntary and/or statutory leave of absence of the Participant and in other corresponding circumstances the Company has the right to defer the commencement of the share subscription period of the stock options and/or redeem the stock options free of charge from the Participant.

The offer by the Company to some Participants to receive stock options may be limited and/or subject to additional terms due to laws and other regulations outside Finland.

The Participants are not entitled to enter into any derivative agreement or any other corresponding hedging arrangement relating to the stock options or the Shares prior to the commencement of the share subscription period of the respective stock option sub-category.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

1. Right to Subscribe for Shares
Each stock option will entitle the Participant to subscribe for one Share with a par value of EUR 0.06. Pursuant to the share subscriptions the number of shares may increase by a maximum of 94 600 000 Shares and the share capital of the Company may increase by a maximum of EUR 5 676 000.

The share subscription with the stock options may take place only after the share subscription period of each respective stock option has commenced.

The Subsidiary may not exercise the stock options for share subscription.

2. Share Subscription Period and Payment of Shares
The share subscription period for the 2003 and 2004 stock options will be determined by the Board of Directors and will begin not earlier than July 1, 2004 and end not later than December 31, 2009.

Shares can be subscribed for at the Company's head office or at another place determined by the Company. Payment of the Shares subscribed for shall be made to the Company pursuant to the instructions given by the Company, however, always prior to the release of the Shares by the


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NOKIA Letterhead                                                           3 (5)




Company. The Company will resolve on all procedural matters applicable to the share subscription and on the payment of the Shares.

3. Subscription Price
The share subscription prices for the different sub-categories of stock options to be allocated to Participants under the Nokia Stock Option Plan 2003 will regularly be determined and the subcategories denoted on a quarterly basis. The share subscription price for such sub-categories of stock options will equal to the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter, based on which the sub-category has been denoted.

Subject to the resolution of the Board of Directors, the sub-categories may also be priced and denoted on a monthly basis. The share subscription price for such stock option sub-categories will equal to the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during the trading days of the first whole week of the respective month, based on which the sub-category has been denoted.

Should the General Meeting in accordance with the proposal of the Board of Directors decide to distribute a special dividend constituting a deviation to the dividend policy of the Company, the amount of this special dividend will be deducted from the share subscription price, which has previously been determined. The Board of Directors will specify in its proposal for the dividend whether the dividend, or a part of it, is such a special dividend, and will determine the new share subscription price.

4. Shareholder Rights
Shares will be eligible for dividend with respect to the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the share subscription is entered in the Trade Register.

5. Issue of Shares, Convertible Bonds and Stock Options before Share
Subscription
Should the Company, prior to the share subscription, increase its share capital through an issue of new shares, or issue new convertible bonds or stock options, the Participants will have the same or equal right as the shareholders to participate in such share capital increase. Equality will be implemented in the manner resolved by the Board of Directors so that the number of Shares, which may be subscribed for, the share subscription prices or both will be amended.

Should the Company, prior to the share subscription, increase the share capital through a bonus issue, the share subscription ratio will be amended so that the ratio of the share capital to Shares to be subscribed for by virtue of the stock options remains unchanged. Should the new number of Shares, which may be subscribed for by virtue of one stock option, be a share fraction, the fraction will be taken into account by lowering the share subscription price.

6. Rights of Holders of Stock Options in certain Cases
a) Should the Company, before the share subscription, reduce its share capital, the right to the share subscription of the Participants will be amended in the manner specified in the resolution to reduce the share capital.


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NOKIA Letterhead                                                           4 (5)




b) Should the Company, before the commencement of the share subscription period, be placed into liquidation, the Participants will be given the right to subscribe for Shares with the stock options, the share subscription period of which has commenced, within a period prior to the commencement of the liquidation as prescribed by the Board of Directors.

c) Should the Company resolve to merge with another existing company or with a company to be formed or should the Company resolve to be divided, the Participants will be given the right to subscribe for all the Shares pertaining to their stock options or to convert their stock options into stock options issued by another company or, where a new company will be formed, by the formed company, on such terms and within such a time period prior to the merger or division, as prescribed by the Board of Directors. Following the closing of the merger or division, any rights to subscribe for Shares or to convert the stock options will lapse. This provision constitutes an agreement referred to in Chapter 14, Section 3 of the Companies Act.

d) Should the Company, before the end of the share subscription period, make a resolution to acquire its own shares with an offer to all the shareholders, the Company will be obliged to make an equal offer to the Participants in respect of stock options, the share subscription period of which has commenced. If the Company acquires its own shares in any other manner, no measures will need to be taken in relation to the stock options.

e) Should a tender offer regarding all shares or stock options issued by the Company be made or should a shareholder under the articles of association of the Company or the Securities Markets Act have the obligation to redeem the shares from the Company's other shareholders, or to redeem the stock options, or should a shareholder have under the Companies Act the right and obligation to redeem the shares from the Company's other shareholders the Participants may, notwithstanding the transfer restriction prescribed under section I.5 above, transfer all of the stock options in their possession to the offeror, or the party under the obligation or right of redemption, as applicable.

Should a shareholder have under the Companies Act the right to redeem the shares from the other shareholders of the Company, the Participants will have a corresponding obligation to that of the shareholders to offer all of their stock options for redemption to the redeeming shareholder.

The Board of Directors may, however, in any of the situations prescribed above in paragraph 1 and 2, also give the Participants an opportunity to exercise all of the stock options in their possession for share subscription or to convert them into stock options issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as prescribed by the Board of Directors. At the close of this period set by the Board of Directors, all rights to a share subscription or to a conversion of stock options shall lapse.

f) Should the par value of the Company's share be changed so that the share capital remains unchanged, the number of issued stock options will be amended accordingly so that each stock option will still entitle to subscribe for one Share, and the terms and conditions of the stock options concerning the share subscription will be amended so that the aggregate par value of the Shares to be subscribed for and the aggregate share subscription price remain unchanged.

g) Should the Company be changed from a public limited company into a private limited company, the terms and conditions of the stock options will not be amended.


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NOKIA Letterhead                                                           5 (5)




III OTHER TERMS AND CONDITIONS

1. Governing Law and Settlement of Disputes
These terms and conditions are governed by the laws of Finland. Disputes arising out of the stock options will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

In the event of conflict, the Finnish language version of the terms and conditions shall prevail.

2. Instructions, Amendments and Notices
The Board of Directors is authorized to make other than material amendments to these terms and conditions. The Board of Directors shall resolve on other matters relating to the stock options as well as the Shares. It may also give binding instructions regarding the Participants. The Company has the sole power to interpret these terms and conditions.

Any notices to the Participants relating to this stock option plan shall be made in writing, electronically or any other manner as determined by the Company.

3. Other Provisions
The Board of Directors may resolve on the transfer of the stock options or part thereof to the book-entry system at a later date and on any possible technical amendments resulted thereby to these terms and conditions of the stock options.

The receipt of stock options does not constitute a term or condition of the Participant's employment nor of the Participant's employment contract. The Participants will not be entitled to compensation on any grounds in respect of the stock option grant from any company belonging to Nokia Group with respect to the employment with Nokia Group or anytime thereafter. No benefit derived from the stock options under this Plan will be pensionable.

The Company will have the right to take any measures as it deems necessary to meet any legal payment or other liability in respect of stock options, or to manage the administration of the stock option plan. The Company has the right e.g. to deduct a necessary amount from the proceeds resulting from the exercise of the stock options of a participant to meet withholding liabilities.

If a Participant breaches these terms and conditions, any instructions given by the Board of Directors or by the Company and/or any applicable laws and regulations, the Company has the right to redeem from the Participants all of the stock options, which have not yet been exercised for share subscription.

The documentation for the stock options may be viewed at the Company's head office in Espoo, Finland.